

16014327

Mail Processing Section

MAR 01 2016

Washington DC
413

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68810

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MerCap Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 Darby Road
(No. and Street)

Paoli (City) PA (State) 19301 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary R. Purwin 914-523-3894
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elliot Davis Decosimo
(Name – *if individual, state last, first, middle name*)

2839 Paces Ferry Road (Address) Atlanta (City) GA (State) 30339 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dale A. Pope, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MERCap Securites, LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & CEO

Title


COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Megen Ann Reilly, Notary Public
Tredyffrin Twp., Chester County
My Commission Expires Nov. 21, 2016
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MERCAP SECURITIES, LLC
FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2015

MERCAP SECURITIES, LLC

FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2015

TABLE OF CONTENTS



Report of Independent Registered Public Accounting Firm

Board of Directors and Members
Mercap Securities, LLC
Paoli, Pennysvania

We have audited the accompanying statement of financial condition of MerCap Securities, LLC (the "Company") as of December 31, 2015 and the related statement of operations, changes in member's equity and cash flows for the year then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplementary information contained in Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Elliott Davis Decosimo, LLC

Atlanta, Georgia
February 26, 2016

MerCap Securities, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS		
Cash	$	258,361
Receivables		134,476
Due from affiliate		8,000
Prepaid expenses		75,671
Property and equipment, net		9,107
Total assets	$	485,615
LIABILITIES AND CAPITAL		
Liabilities:		
Accounts payable and accrued expenses	$	132,983
Deferred reimbursements		118,764
Due to Parent		39,376
Total liabilities		291,123
Member's equity		
Member's equity		194,492
Total liabilities and member's capital	$	485,615

The accompanying notes are an integral part of this statement.

MerCap Securities, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015

Revenues:	
Commission revenue	$ 2,390,847
Fee income	172,271
Total revenues	2,563,118
Expenses:	
Commission expens(	2,212,993
Compensation and relatec	244,241
Occupancy and equipment	173,933
Professional Fees	50,521
Regulatory fees	52,763
Travel and promotion	17,162
Office and other	21,683
Total expenses	2,773,296
Net loss before income tax benefit	(210,178)
Income tax benefit	(34,559)
Net loss	$ (175,619)

The accompanying notes are an integral part of this statement.

MerCap Securities, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

Balance - beginning of year	$	92,258
Net loss		(175,619)
Member contributions		277,853
Member distributions		-
Balance - end of year	$	194,492

The accompanying notes are an integral part of this statement.

MerCap Securities, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

Cash flows from operating activities:	
Net loss	$ (175,619)
Adjustments to reconcile net loss to	
cash used by operating activities:	
Expenses paid by former parent	127,853
Depreciation	893
Changes in assets and liabiltiies	
Accounts payable and accrued expenses	(50,282)
Due from former parent	4,659
Due from affiliate	(8,000)
Prepaid expenses	(41,948)
Accounts payable and accrued expenses	49,252
Deferred reimbursements	30,681
Due to Parent	39,376
Net cash used by operating activities	(23,135)
Net cash used by investing activities:	
Cash paid for property and equipment purchases from Parent	(10,000)
Net Cash provided by financing activities:	
Member contributions received	150,000
Change in cash	116,865
Cash - beginning of the year	141,496
Cash - end of the year	$ 258,361

Supplemental disclosure of non-cash financing activities,

Non-cash capital contributions for expenses paid by former parent on the Company's behalf	$ 127,853

The accompanying notes are an integral part of this statement.

Note 1 - Nature of Operations and Summary of Significant Accounting Policies

Company Description and Nature of Business

MerCap Securities, LLC (The "Company"), a Limited Liability Company, is a broker/dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). As of August 1, 2015, the Company is wholly owned and managed by SFA Holdings, Inc. (Parent). Up until July 31, 2015, the Company was substantially owned and managed by Merion Wealth Partners, LLC (Merion) at which time its member ship units were purchased by Parent (Purchase).

The Company is engaged in the business of the distribution of mutual funds and variable life insurance and annuities and operates out its principal office in Paoli, PA.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Commission revenue and related commission expense are recorded on a trade date basis. Fee income, representing reimbursements for certain expenses by the Company's commission salesmen as well as monthly service fees, is recognized over the period earned. Reimbursements received, not yet expended, as well as excess reimbursements not yet recognized as revenue are shown as deferred reimbursements.

Cash

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Property and Equipment

Equipment is recorded at cost less accumulated depreciation and maintenance and repairs are expensed. Depreciation is provided using the straight-line method over the estimated useful lives of the individual assets as follows: office and computer equipment, three years; computer software, three years; and furniture and fixtures, seven years.

Income Taxes

The Company is a limited liability company for federal and certain state income tax purposes, and is included in the consolidated return of the Parent. Federal and certain state income taxes are calculated as if the Companies filed on a separate return basis and the amount of current tax or benefit is transferred to or received from the Parent. Accordingly, at the Parent company, deferred income taxes are provided for temporary differences between the financial reporting bases and the tax bases of the Company's assets and liabilities where the Company's income is consolidated with that of the Parent.

For Pennsylvania income tax purposes, the Company combines its results with MerCap Advisors, Inc. (MCA), a registered investment adviser under common control with the Company.

For Pennsylvania purposes, deferred income taxes are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. A valuation allowance is established to reduce the deferred tax assets when, based on the weight of available evidence, if it is more likely than not that such assets will not be realized in future years.

Subsequent Events

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated through the date the financial statements were available to be issued.

Note 2 - Related Party Transactions

The Company had an Expense Sharing Agreement (Merion Agreement) with Merion. The Merion Agreement required Merion to provide certain services required by the Company to operate its business, including but not limited to employee compensation and benefits, office facilities and services, office equipment and technology. The Merion Agreement also allows the Company to recognize these expenses as an additional equity contribution by Merion to the Company or reimburse Merion, at its discretion.

Through July 31, 2015, Merion had contributed $127,853 of expenses paid on behalf of the Company. These expenses have been recognized as equity

contributions by Merion to the Company. In accordance with the Merion Agreement, such waived reimbursement shall no longer be subject to the Agreement and Merion shall have no further right with respect to such payment or reimbursements, except as a contributor of equity capital to the Company. There were no amounts owed to or from Merion as of December 31, 2015.

Effective with the Purchase, the Company has an Administrative Services and Expense Sharing Agreement (Agreement) with the Parent. Under the Agreement the Company pays to the Parent any salaries and benefits for Parent personnel acting on behalf of the Company, shared insurance policies, and for estimated income tax expense or benefit incurred by the Company. Total amounts owed to the Parent by the Company at December 31, 2015 were $39,376 and expenses incurred on behalf of the Company by Parent totaled $166,397 from August 1, 2015 through December 31, 2015.

Also effective with the Purchase, under an Administrative Services and Expense Sharing Agreement with MCA (MCA Agreement), MCA is to pay the Company a monthly fee to reimburse the Company for certain payroll and operating expenses incurred by the Company on behalf of MCA. For the period August 1, 2015 through December 31, 2015, the Company has recorded $8,000 of fee income and is owed $8,000 from MCA as of December 31, 2015 under this agreement.

During the year ending December 31, 2015, the Company purchased $10,000 of office equipment and furniture from the Parent.

Note 3: Property and Equipment

A summary of property and equipment at December 31, 2015 follows:

Office and computer equipment	$ 2,250
Furniture and fixtures	7,250
Artwork	500
	10,000
Less accumulated depreciation	893
	$ 9,107

Depreciation expense associated with property and equipment was $893 in 2015 and is included as part of occupancy and equipment on the statement of operations.

Note 4: Income Taxes

Provision for federal and state income taxes consists of the following:

Current	
Federal benefit	$(34,559)
Deferred	
State	9,864
Allowance	(9,864)
Total	$(34,559)

The income tax expense for 2015 differs from the amount determined by applying the U.S. statutory federal income tax rate to income before income taxes primarily as a result of permanent differences, including meals and entertainment expenses.

Based on the history of operating losses of the Company, a full allowance has been placed on the deferred tax asset associated with its Pennsylvania net operating loss carryforwards.

The Company accounts for income taxes under the provisions of FASB Accounting Standards Codification (ASC) 740, *Income Taxes*. ASC 740 defines a criterion that an individual tax position must meet for any part of the benefit of that position to be recognized in an enterprise's financial statements. This requires the Company to review all tax positions and apply a more-likely-than-not recognition threshold. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. Subsequent recognition, de-recognition, and measurement is based on management's best judgment given the facts, circumstances and information available at the reporting date.

As of December 31, 2015, the Company had no unrecognized tax benefits. The Company is no longer subject to U.S. federal income or state tax return examinations by tax authorities for tax years before 2013. The Company will recognize accrued interest and penalties related to unrecognized tax benefits in income tax expense when and if incurred. The Company had no interest or penalties related to unrecognized tax benefits accrued as of December 31, 2015. The Company does not anticipate that the amount of the unrecognized benefit will significantly increase or decrease within the next 12 months.

Note 5: Commitments

As part of the Purchase, the Company was assigned a lease for office space (as well as certain other office and technology service contracts) which was previously held by Merion. At December 31, 2015, aggregate minimum rent commitments under this lease consists of the following:

Year	Amount
2016	$ 52,211
2017	53,576
2018	40,950
Total	$ 146,737

The lease contains provisions for increases in rent resulting from an escalation in building operating expenses above the base year. Rental expense, included as part of occupancy and equipment on the statement of operations amounted to $21,385 for 2015.

Note 6: Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At December 31, 2015, the Company had net capital of $90,638, which was $71,230 in excess of its required net capital.

MerCap Securities, LLC
SUPPLEMENTARY INFORMATION
DECEMBER 31, 2015

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

Members' equity		$ 194,492
Non allowable assets		
Non allowable portion of receivables	$ 11,076	
Due from affiliate	8,000	
Prepaid expenses	75,671	
Fixed assets, net	9,107	103,854
Net capital		90,638
Less minimum net capital requirements		
Greater of 6 2/3% of aggregate indebtedness		
or $5,000		19,408
Excess net capital		$ 71,230

Capital ratio (maximum allowance 1500%)

(*)Aggregate indebtedness	291,123	321%
Divided by: Net capital	90,638 =	

(*)Aggregate indebtedness:	
Accounts payable and accrued expenses	$ 291,123

STATEMENT PURSUANT TO PARAGRAPH (D)(4) OF RULE 17A-5

There are no material differences between this computation and the corresponding computatio prepared by the Company and included in its unaudited Part II A FOCUS Report as of December 31, 2015.

MerCap Securities, LLC's Exemption Report

MerCap Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)* (1).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(1) For the year ended December 31, 2015, without exception.

MerCap Securities, LLC

I, Dale A. Pope, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is
true and correct.

By: 

Title: President & CEO


elliott davis
decosimo

Report of Independent Registered Public Accounting Firm

Board of Directors and Members
MerCap Securities, LLC
Paoli, Pennsylvania

We have reviewed management's statements, included in the accompanying Exemption From Rule 15C3-3 of the Securities and Exchange Commission in which (1) MerCap Securities, LLC (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k) (1) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraphs (k)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Elliott Davis Decosimo, LLC

Atlanta, Georgia
February 26, 2016


elliott davis
decosimo

Independent Accountant's Report on Applying Agreed-Upon Procedures

Board of Directors and Members
MerCap Securities, LLC
Paoli, Pennsylvania

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by MerCap Securities, LLC. (the Company), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 (attached) with respective cash disbursement record entries noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 Part III for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.
4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Elliott Davis Decosimo, LLC

Atlanta, Georgia
February 26, 2016

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

15*15*******1752*********************MIXED AADC 220
068810 FINRA DEC
MERCAP SECURITIES LLC
ATTN: DALE POPE
40 DARBY RD
PAOLI PA 19301-1416

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
GARY R PURCOZN (914) 523-3894

2. A. General Assessment (item 2e from page 2) $ 410.68
   B. Less payment made with SIPC-6 filed (exclude interest) (138.49)
   7-27-2015
   Date Paid
   C. Less prior overpayment applied (20.97)
   D. Assessment balance due or (overpayment) 251.22
   E. Interest computed on late payment (see instruction E) for______days at 20% per annum
   F. Total assessment balance and interest due (or overpayment carried forward) $ 251.22
   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 251.22
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

MERCAP SECURITIES LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

FINOP
(Title)

Dated the 24 day of 2, 2016.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2015
and ending 12/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,563,118
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	2,390,847
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): REIMBURSEMENTS FROM AFFILIATES FOR ADMINISTRATIVE SERVICES (Deductions in excess of $100,000 require documentation)	8,000
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	2,398,847
2d. SIPC Net Operating Revenues	$ 164 271
2e. General Assessment @ .0025	$ 410.68
	(to page 1, line 2.A.)